POST
 HEYMANN &                                                David J. Heymann
  KOFFLER LLP                                             Admitted in NY and NJ
----------------                                          ----------------------
                                                          Phone: (516) 681-3636
ATTORNEYS AT LAW                                          Fax:   (516) 433-2777
----------------
Two Jericho Plaza                                         e-mail: djh@phklaw.com
Wing A
Jericho, New York 11753

                                                                  April 26, 2005

VIA EDGAR AND FACSIMILE

Mr. Steven Jacobs
Securities and Exchange Commission
500 North Capital Street
Washington, DC 20549

      Re: Presidential Associates I Limited Partnership
          Form 10KSB for the year ended December 31, 2004
          File No. 0-12210

Dear Mr. Jacobs:

      We are responding on behalf of Presidential Associates I Limited Partnership ("Presidential") to your letter of comment, dated April 25, 2005, with respect to the above-referenced filing by Presidential with respect to Presidential's 10-KSB for the year ended December 31, 2004.

      In this regard, this letter will respond to the one comment set forth in your letter of April 25, 2005. Please be advised that the signature of Reznick Group P.C., Presidential's Independent Registered Accounting Firm, was inadvertently omitted from Presidential's 10-KSB filing. Presidential is filing today an Amendment to its 10-KSB for the year ended December 31, 2004 to include the signature of Reznick Group P.C.

                                                     Sincerely,


                                                     /s/ David J. Heymann

                                                     David J. Heymann

DJH/pj

cc: Mr. Thomas Staples

                  PRESIDENTIAL ASSOCIATES I LIMITED PARTNERSHIP
                                7 Bulfinch Place
                                    Suite 500
                           Boston, Massachusetts 02114

                                 April 26, 2005

Securities and Exchange Commission
500 North Capital Street
Washington, D.C. 20549

      Re: Presidential Associates I Limited Partnership
          Form 10KSB for the year ended December 31, 2004
          File No. 0-12210

Gentlemen:

Reference is made to the Annual Report on Form 10-KSB for the year ended December 31, 2004 filed by Presidential Associates I Limited Partnership ("Presidential") with the Securities and Exchange Commission (the "Commission").

Presidential hereby acknowledges that:

1. Presidential is responsible for the adequacy and accuracy of the disclosure made in the material that is filed with the Commission;

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filed material; and

3. Presidential may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PRESIDENTIAL ASSOCIATES I
    LIMITED PARTNERSHIP

By: Winthrop Financial Co., Inc.
    Managing General Partner


    By: /s/ Thomas Staples
        -----------------------
        Thomas Staples
        Chief Financial Officer